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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )/1/

                                   HPSC, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    404264103
                -------------------------------------------------
                                 (CUSIP Number)

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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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


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CUSIP No. 404264103                                 13G              Page    2    of     6   Pages
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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               Harder Management Company, Inc.
               04-2671714
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                       (a)[_]
                                                                                                    (b)[_]
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
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       NUMBER OF               5      SOLE VOTING POWER
         SHARES                           364,390  *See Note A
      BENEFICIALLY        ----------------------------------------------------------------------------------
        OWNED BY               6      SHARED VOTING POWER
          EACH
        REPORTING                         None
       PERSON WITH        ----------------------------------------------------------------------------------
                               7      SOLE DISPOSITIVE POWER

                                          364,390   *See Note A
                          ----------------------------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                          None
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               364,390 *See Note A
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                             [_]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.4%
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   12      TYPE OF REPORTING PERSON *

               IA
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

                             * SEE INSTRUCTIONS BEFORE FILLING OUT!

Note A: Information as to beneficial ownership is given as of December 31, 1995.
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CUSIP No. 404264103              13G      Page   3    of     6   Pages
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Item 1(a).    Name of Issuer:

              HPSC, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              60 State Street
              Boston, MA 02109

Item 2(a).    Name of Persons Filing:

              Harder Management Company, Inc.

Item 2(b).    Address of Principal Business Office or, If None, Residence:

              Somerset Court
              281 Winter Street - Suite 340
              Waltham, MA 02154

Item 2(c).    Citizenship:

              Massachusetts

Item 2(d).    Title of Class of Securities:

              Common Stock, $0.01 par value per share

Item 2(e).    CUSIP Number:

              404264103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)       [_]  Broker or dealer registered under Section 15 of the Act;

    (b)       [_]  Bank as defined in Section 3(a)(6) of the Act;

    (c)       [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

    (d)       [_]  Investment Company registered under Section 8 of the
                   Investment Company Act;
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CUSIP No. 404264103              13G      Page   4    of     6   Pages
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       (e)    [X]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940;

       (f)    [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

       (g)    [_]  Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G);

       (h)    [_]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

Item 4.       Ownership.  (See Note A)

       (a)    Amount beneficially owned:

                  364,390

       (b)    Percent of class:

                  8.4%

       (c)    Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote

                  364,390

       (ii)   Shared power to vote or to direct the vote

                  None

       (iii)  Sole power to dispose or to direct the disposition of

                  364,390

       (iv)   Shared power to dispose or to direct the disposition of

                  None

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.
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CUSIP No. 404264103              13G      Page   5    of     6   Pages
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Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. The reporting person disclaims beneficial ownership of such shares except in its capacity as an investment adviser.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.
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CUSIP No. 404264103              13G      Page   6    of     6   Pages
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                                    SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:  November 11, 1996

HARDER MANAGEMENT COMPANY, INC.

By: /s/ Torrence C. Harder
   ------------------------------
    Torrence C. Harder